UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 25, 2009

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  [x]  Form 20-F    [  ]  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [  ]  Yes    [x]  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated May 25, 2009 relating to the Press Release for the Company’s Interim Results for the six months ended February 28, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: May 25, 2009

For Immediate Release

City Telecom Announces Interim Results 2009

Stepped Up To Be The Second Largest Broadband Provider

WE DREAM… To be the largest IP Service Provider in HK by 2016

WE ACHEIVE… We are now the second largest broadband provider in HK

Other Financial Highlights :

•	3 Highs :

•	Net profit up 57.7% YoY to HK$75.3 mn driven by improving Fixed Telecoms Network Services (FTNS) business

•	Maintain market leading broadband growth, net additions of 34,000 to 350,000, for six months to 28 Feb 2009

•	Raised blended broadband ARPU by 10.7% YoY to HK$196/month

•	1 Low :

•	Broadband churn remains well below 1.0% per month

(Hong Kong, 25 May 2009) City Telecom (H.K.) Limited (the “Group”) (HKEX : 1137 and NASDAQ : CTEL) today announced interim results for the 6 months ended 28 February 2009. Continuing on the improving trends delivered last year, the Group has become the second largest broadband provider in HK, and has achieved good results with growth in subscriptions, turnover, EBITDA and net profits.

The Group turnover increased by 15.6% year-on-year to HK$721.2 million due to higher revenue contribution from our Fixed Telecommunications Network Service business (FTNS) which now contributes 82.2% of the Group turnover in 1H FY09. Solid average revenue per user (ARPU), accelerated network expansion and continued growth in subscriptions base are the key metrics driving FTNS business’s turnover by 24.8% to HK$592.8 million. International Telecommunications Service business (IDD) declined by 13.7% year-on-year to HK$128.4 million.

Our Group EBITDA for 1H FY09 increased by 24.0% to HK$232.0 million year-on-year and our EBITDA margin increased to 32.2% when compared with 1H FY08 of 30.0%, reflecting the growing contribution of the higher margin FTNS business. Profits attributable to our shareholders increased by 57.7% to HK$75.3 million in 1H FY09 with basic earnings per share at HK11.6 cents. The Board has resolved to declare an interim dividend of HK3 cents per ordinary share in cash.

“I wish our shareholders would be delighted by the performance delivered during this interim period. We are aiming to deliver an even slightly better result in the second half this year, even though we are well aware of the fact that we all are facing the global financial crisis,” Chairman of the Group, Ricky Wong said.

For FTNS, even against a global recessionary environment, we were able to expand our subscription base by 8.9% with net addition of 71,000 to 872,000 as at 28 February 2009, comprised of 350,000 broadband, 352,000 local telephony and 170,000 IP-TV, in the first six months of FY2009.

On broadband Internet access service, as mentioned in our 2008 annual report, we become the 2nd largest broadband provider in Hong Kong and we continue to extend our lead during 1H FY09. For the six months to 28 February 2009, our subscription growth of 10.8% to 350,000 outpaced the market growth of 1.3% to 1,956,000 for the same period. For a 12 months period to 28 February 2009, our subscription growth of 71,000 has surpassed the incumbent’s growth of 65,000 for the 12 months ended 31 December 2008 making us the fastest growing broadband service provider in Hong Kong. Our blended ARPU for newly acquired and contract renewal broadband service also has a steady growth from HK$191 per month in August 2008 to HK$196 per month in February 2009, whilst our monthly churn rate remained consistently below 1.0%.

On local telephony, via continued network expansion and also our service bundling strategy, we achieved moderate growth in subscriptions by 7.0% to 352,000, despite overall market decline of 1.0% to 3,688,000 during the same period. On IPTV, we continue to position this as an ancillary service to our broadband and local telephony services with focus on prudent cost management. For the six months to 28 February 2009, we grew our IPTV subscription base by 9.0% to 170,000.

In contrast to the FTNS growth, IDD traffic volume recorded a fall of approximately 18.1% in 1H FY09 to 245 million minutes, when compared with the 299 million minutes as recorded in 1H FY08. Revenue from IDD service contributed to 17.8% of the Group turnover. On IDD, our focus is still “cash flow first, volume come next”.

“While the immediate economic outlook remains uncertain, we will continue to leverage Fibre network advantage for profitable growth. We are now harvesting shareholder value from utility-like demand on the investments in network infrastructure and brand enhancement that we have been making since the grant of our FTNS license in 2000,” Mr. Wong said.

Looking ahead, the Group’s profitable growth will be driven through:

•	Expanding network – maintain our network expansion towards 2.0 million homes pass target

•

Our fibre based differentiation continues to widen as demand for ultra high speed symmetric bandwidth gains momentum, e.g., Youtube.com has recently upgraded to High Definition higher quality videos and upload limit was raised to 1GB from 100MB

•	Our Guangzhou Customer Service Centre has 1,366 Talents, approximately half of our total Talent base of 2,882, which allows us to serve our Hong Kong revenue base with Guangzhou cost base

•

Growing subscription base – we are Hong Kong’s fastest growing broadband Internet access service provider and we will continue to aggressively expand our subscription base in our endeavour to become the Number 1 player in Hong Kong

“We have the right team in place and the right culture throughout the organization structure, plus an absolute commitment to our customers and a determination to serve them in the 18 districts of Hong Kong. Given our results, there are reasons for optimism under these turbulent economic times, but nevertheless, we will continue to prudently manage our balance sheet,” Mr. Wong concluded.

-End-

Note to Editors

Live webcast and replay for analyst presentation can be viewed at www.ctigroup.com.hk. Materials of this interim results announcement, such as presentation slides and press release can also be found at the above website.

About City Telecom/Hong Kong Broadband Network Limited

Established in 1992, City Telecom (H.K.) Limited (SEHK : 1137, NASDAQ : CTEL) provides integrated telecommunications services in Hong Kong. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is in the process of expanding its Metro Ethernet from 1.55mn to 2.0mn homes pass. HKBN has achieved an aggregate Voice, Broadband (symmetric 25Mbps up to 1Gbps), IP-TV and Corporate data services base in excess of 872,000 subscriptions. Additional information on City Telecom can be found at www.ctigroup.com.hk.

For enquiries, please contact :

Corporate Communications	Investor Relations

Jessie Cheng	Peggy Chan

Tel: (852) 3145 4118	Tel: (852) 3145 6068

Fax: (852) 2199 8372	Fax: (852) 2199 8655

Email: chengcm@ctihk.com	Email: ir@ctihk.com